SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

VAPOR CORP.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Units Consisting of Shares of Series A Convertible Preferred Stock and Series A Warrants

(Title of Class of Securities)

922099502

(CUSIP Number of Class of Securities)

Jeffrey Holman

Chief Executive Officer

Vapor Corp.

3001 Griffin Road

Dania Beach, Florida 33312

(888) 766-5351

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Martin T. Schrier

Christopher J. Bellini

Cozen O’Connor

Southeast Financial Center

200 South Biscayne Blvd

Suite 4410

Miami, Florida 33131

(305) 704-5940

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$22,532,325.43	$2,269.01

*	Estimated for purposes of calculating the amount of the filing fee only. Vapor Corp. (the “Company”) is offering holders of the Company’s Units, each consisting of one-fourth of a share of the Company’s Series A Convertible Preferred Stock convertible into 10 shares of common stock and 20 Series A Warrants each exercisable into one share of common stock (the “Units”), the opportunity to exchange such Units for shares of the Company’s common stock, par value $0.001 per share (the “Shares”) and warrants to purchase 64 Shares, at an exercise price equal to 120% of the closing market price of the Shares on the expiration date of the offer (the “Warrants”) by tendering one Unit in exchange for 128 Shares and one Warrant (exercisable for 64 Shares). The amount of the filing fee assumes that all outstanding Units will be exchanged and is calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2016, which equals $100.70 per million dollars of the value of the transaction. The transaction value was determined by using the last sale price of the Units as reported on The NASDAQ Capital Market on December 10, 2015, which was $5.99.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,269.01	N/A	Filing Party:	Vapor Corp.
Form or Registration No.: SC TO-I	N/A	Date Filed:	December 11, 2015

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☑

SCHEDULE TO

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (together with the exhibits thereto, and as amended or supplemented from time to time, the “Schedule TO”) filed by Vapor Corp., a Delaware corporation (the “Company”). The Schedule TO relates to the offer by the Company to all holders of the Company’s outstanding Units (the “Units”), each consisting of one-fourth of a share of the Company’s Series A Convertible Preferred Stock (convertible into 10 shares of the Company’s common stock, par value $0.001 per share (the “Shares”)), and 20 Series A Warrants (each exercisable into one Share), to receive 128 Shares and warrants to purchase 64 Shares, at an exercise price equal to 120% of the closing market price of the Shares on the expiration date of the offer in exchange for one Unit, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 11, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal to tender Units, copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used and not otherwise defined herein shall have the meanings assigned thereto in the Offer to Purchase.

Items 1 through 9, and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

On January 8, 2016, the Company issued a press release announcing the termination of the Offer. A copy of the press release is filed herewith as Exhibit (a)(1)(F).

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(F)	Press Release dated January 8, 2016.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VAPOR CORP.

By:	/s/ Jeffrey Holman
Jeffrey Holman
Chief Executive Officer

Date: January 8, 2016

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INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer Letter dated December 11, 2015.

(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(a)(1)(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.

(a)(1)(F)*	Press Release dated January 8, 2016.

(a)(5)(A)	The Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2015, incorporated herein by reference.

(a)(5)(B)	The Company’s Quarterly Report on Form 10-Q filed with the SEC on November 16, 2015, incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Specimen Common Stock Certificate, incorporated herein by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on December 31, 2013.

(d)(2)	Form of Series A Warrant, incorporated herein by reference to Exhibit 4.2 of the Company’s Registration Statement on Form S-1 (Registration No. 333-204599) filed with the SEC on July 20, 2015.

(d)(3)	Form of Registration Rights Agreement, incorporated herein by reference to Exhibit 10.7 of the Company’s Current Report on Form 8-K filed with the SEC on June 25, 2015.

(d)(4)	Form of Exchange Warrant to be issued in connection with the Offer, incorporated by reference to Exhibit 4.2 of the Company’s Registration Statement on Form S-4 (Registration No. 333- 208481) filed with the SEC on December 11, 2015).

(g)	Not applicable.

(h)	Not applicable.

*Filed herewith

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